mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850
203-831-2242

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549	May 11, 2010

Re: mPhase Technologies, Inc.
Form 10K /A 2 for the year ended June 30, 2009
Forms 10Q/A 2 for the period ended September 30, 2009
And December 31, 2009
Filed April 22, 2010
File No. 000-30202

This is in response to your letter dated April 28, 2010 regarding the above-reference filings. Set forth below are our responses to each of the 9 items contained in your letter.

1. Noted and corrected amounts. The Company has expanded the discussion for "as restated" as well as ………changes in derivative values in the MD&A section of Form 10K/A under the caption "Other Income and Expense."

2. Noted. Please note new caption and disclosure entitled "Options, Warrants an Other Convertible Equity Instruments".

"OPTIONS, WARRANTS AN OTHER CONVERTIBLE EQUITY INSTRUMENTS

STOCK BASED COMPENSATION

On July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R, "Share-Based Payment" (SFAS 123R). SFAS 123R revised SFAS 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires companies to measure and recognize compensation expense for all employee stock-based payments at fair value over the service period underlying the arrangement. Therefore, the Company is now required to record the grant-date fair value of its stock-based payments (i.e., stock options and other equity-based compensation) in the statement of operations. The fair value of options granted in fiscal year ended June 30, 2008 and 2009 was estimated as of the date of grant using the Black-Sholes stock option pricing model, based on the following weighted average assumptions: annual expected return of 0%, an average life of 5 years, annual volatility of 71% and 80.3% and a risk-free interest rate 2.25% and 3.0%in the years 2008 and 2009 respectively.

MATERIAL EQUITY INSTRUMENTS

The Company has material equity instruments including Convertible Debentures and Convertible Notes that are accounted for as Derivative liabilities (SEE BELOW) and options and warrants that are evaluated quarterly for potential reclassification as liabilities pursuant to EITF 00-19 (SEE ALSO NOTE 8 "Stockholders Equity" under the caption "Other Equity"). The Company utilized a sequencing method prescribed by EITF 00-19, based upon applying shares available to contracts with the earliest inception date first. During the fiscal year ended June 30, 2008 the Company reclassified contracts for warrants to purchase 12,604,168 shares at fixed prices ranging from $.05 to $.14 per share to contingent liabilities.

The contingent liability was recorded at the fair market value, such estimated value, as restated, was based upon the contractual life of the free standing warrants, using the Black Scholes pricing model, based on the following weighted average assumptions: annual expected return of 0%, an average life of 5 years, annual volatility 81% and a risk-free interest rate 2.25%. At the issuance date of the free standing warrants, such warrants were issued during the fourth quarter of fiscal June 30, 2008; the estimated value approximated $1,006,200 and as recalculated on the quarterly measurement dates, at June 30, 2008 the estimated value approximated $433,300. During the fiscal year ended June 30, 2009, the estimated value was determined to no longer be material. The net change in the contingent liability was credited to the change in derivative value in the Consolidated Statement of Operations for the Fiscal years ended June 30, 2008 and 2009 for $572,900 and $433,300, respectively, for each of these periods in accordance FASB Standards Codification Topic 815 (previously known EITF 00-19).

DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" require all derivatives to be recorded on the balance sheet at fair value. The beneficial conversion features of the convertible debentures are embedded derivatives and are separately valued and accounted for on our balance sheet with changes in fair value recognized during the period of change as a separate component of other income/expense. Fair values for exchange-traded securities and derivatives are based on quoted market prices. The pricing model we use for determining fair value of our derivatives is the Black-Scholes Pricing Model. Valuations derived from this model are subject to ongoing internal and external verification and review. The model uses market-sourced inputs such as interest rates and stock price volatilities. Selection of these inputs involves management's judgment and may impact net income. "

3. This is to advise you supplementary that the company reassessed the effectiveness of its internal accounting controls, including the circumstances which led to the restatements, and concluded that it controls were effective as of June 30, 2009.

As enunciated in the "Management's Report on Internal Control over Financial Reporting"……"Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements"……as such certain misapplications still could occur after reasonable procedures are applied to financial information.

See appendix 3. Confidential Analysis regarding the restatements which further details those factors considered by the Company in reaching this conclusion.

4. The Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the period from inception (October 2, 1996) to June 30, 1997 and for each of the twelve years in the period ended June 30, 2009, as restated has been revised to reinsert the details for Changes in Fiscal 2007 which were inadvertently cropped.

5. Noted and revised to include details of the notes receivable balances as of June 30, 2008 in footnote "8. STOCKHOLDERS' EQUITY" as follows:

"Arrangement #1 (Golden Gate Investors)

In December, 2007, the Company received proceeds of $500,000 under a Securities Purchase Agreement. This transaction involves three related agreements: 1) A Securities Purchase Agreement, dated as of December 11, 2007, which may under certain circumstances permitted the Company to draw up to $1.5 million of funds; 2) A Convertible Debenture in the amount of $1.5 million, with an interest rate of 7 ¼% and a maturity date of December 11, 2010 and 3) A Secured Note Receivable in the amount of $1.0 million, with an interest rate of 8 ¼ % and a maturity date of February 1, 2011 due from the same parties who are the holders of the Convertible Debentures. In March of 2009, by mutual consent of the parties, the Securities Purchase Agreement was terminated. Total draws under this facility were $1.5 million.

As of June 30, 2008 $950,000 was included in notes receivable under this arrangement. During FYE 2009, $1,365,000 of such debt was converted into 74,368,943 shares of common stock and the Company received a total of $950,000 under the provisions of the related note receivable. As of June 30, 2009 all notes receivable had been paid and all debt converted. No further obligations exist by either party. "

"Arrangement #3 (JMJ Financial, Inc.)

In April, 2008, the Company received proceeds of $300,000 under a Securities Purchase Agreement. This transaction involves three related agreements: 1) A Securities Purchase Agreement which may under certain circumstances permit the Company to draw up to $1,000,000 of funds; 2) Two Convertible Debentures totaling $1,450,000, with a one time interest factor of 12% ($132,000) and a maturity date of March 25, 2011 and 3) A Secured Note Receivable in the amount of $1.0 million, with a one time interest factor of 13.2 % and maturity dates of March 25, 2012 due from the same parties who are the holders of the Convertible Debentures. The Note Receivable is collateralized by $1 million of Blue Chip Stocks. Conversion of outstanding debentures into common shares is at the option of the holder. The number of shares into which this debenture can be converted is equal to the dollar amount of the debenture divided by 75% of the lowest trade price during the 20 day trading period prior to conversion.

As of June 30, 2008 $1,000,000 was included in notes receivable under this arrangement. During FYE 2009, $964,250 of such debt and related interest was converted into 100,951,309 shares of common stock. In addition, the Company received $650,000 cash payments of the note receivable. As of June 30, 2009 the face value of the note receivable was $350,000 plus interest of $132,000 included in other current assets and the note payable was $527,750 plus interest of $132,000 included in accrued expenses and an FMV adjustment of $115,801. "

6. a.) This is to advise you supplementary that the liability reached an immaterial balance by September 30, 2008, a conclusion the company reached in consensus with the staff while performing the materiality review process with the staff subsequent to the staff informing the company it believed an error; if material; should be corrected for the accounting of the free standing warrants issued in the fourth quarter of fiscal year ended June 30, 2008. While a nominal balance existed at September 30, 2008; the materiality review indicated the effect on December and March unaudited reports would not warrant restatement of quarterly results and the changes were all included in the September period.

As you are aware the Company considered many factors on a contract by contract basis, and after lengthy communications with staff, concluded that however narrowly applied, the applicable guidance as the Company now understands the staff interprets the appropriate way to assess the need to reclassify certain equity instruments out of equity and into other contingent liabilities for free standing warrants to issue shares at a fixed price when such warrants were issued subsequent to the Company entering into Convertible Debenture agreements which have features that may result in the obligation to issue shares in excess of authorized shares available, in the Company's case, are based upon a sequencing method of earliest contract inception date first. Please refer to the Company's Correspondence dated February 8, 2010 indicating the Platinum warrant, an executory contract, was funded on 4-1-2008 prior to the Jmj 3-25-08 contract, which is also an executory contract, was funded subsequently in April.

The contingent liability was recorded at the fair market value at the issuance date of the free standing warrants and recalculated at June 30, 2008 and again September 30, 2008, on the quarterly measurement dates. The estimated value of this liability reached an immaterial balance by September 30, 2008, using the most conservative valuation method, and the contracts it conflicted with had recorded material conversions before the issuance of the initial form 10Q for that period, and as such the contingent liability was reversed.

This contingency for the "platinum warrant" for 11,111,113 shares was only subject to potential reclassification and recalculation subsequent to September 30, 2008 for December 2008 and March 2009. Such liabilities were estimated to have immaterial balances for both periods, a conclusion the company reached in consensus with the staff, when using the most conservative valuation method and no such evaluation is required at June 30, 2009, as sequenced. The final sequencing the company applied was the earliest contract inception date, and as these were the only two contracts which preceded the "platinum warrant" for 11,111,113 shares, the predominantly most material of these warrants, which by the issuance of the March 2009 Form 10Q, no further contingent liability exists.

The period of contingent conflict with the Golden Gate agreement was over by 1-21-09; as the Golden Gate was fully converted by 1-21-09; which was prior to the issuance of form 10q for December, 2008 and the period of contingent conflict with the St. George agreement, an agreement which had permitted the issuance by contract provisions, had ended when this Convertible Debenture agreement was fully converted by 5-09-2009; which was prior to the issuance of the March, 2009 form 10q.

6. b.) As labeled exhibit 6.b. shows the Company's calculation of potential contingent liability for December 2008 and March 2009, these liabilities were estimated to have immaterial balances for both periods, which include the "platinum warrant" for 11,111,113 shares a conclusion the company reached in consensus with the staff, when using the most conservative valuation method of the contract life of the warrants subject to potential reclassification. No such evaluation is required at June 30, 2009, as sequenced, for the "platinum warrant" for 11,111,113 shares, and an evaluation at June 30, 2009 for the remaining 4-7-08 and 6-2-08 warrants subsequent to the 3-25-08 JMJ Convertible Debenture agreement indicates miniscule values.

The Company has expanded its disclosure to indicate the warrants were subject to reevaluation as sequenced in footnotes "8. STOCKHOLDERS' EQUITY" in Form 10k/a-3; and "4. EQUITY TRANSACTIONS AND CONVERTIBLE DEBT" .. under the caption "OTHER EQUITY".

7.  Noted and revised as follows: a. Exhibits 10.18 and 10.21 included as un-redacted. b. Exhibits 23.4 and 23.5 deleted as not considered necessary for instant filing. c. Exhibits 10.54 and 10.56… …are included.

8. Noted and corrected amounts. The company has expanded the discussion for "as restated" as well as… …changes in derivative value …from the issuance date through the Balance Sheet Date" in the "Other Income and Expense" caption in the MDA section for Form 10Q/a-3 for the period ended September 30, 2009.

9. Noted and corrected amounts. The company has revised per share information included in the "Net Loss" caption in the MDA section for Form 10Q/a-3 for the period ended December 31, 2009.

The Company acknowledges that:

a. The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The Company man not assert staff comments as a defense in any proceeding. initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions or comments concerning the enclosed contact myself or Edward Suozzo at 917-324-0354.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel